Form 10-C

Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The NASDAQ Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  Federal Agricultural Mortgage
                                               Corporation

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  919 18th Street, N.W., Suite 200,
                                         Washington, DC  20006

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (202) 872-7700

I.    Change in Number of Shares Outstanding

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.Title of security:  Federal Agricultural Mortgage Corporation Class C
                      Voting Common Stock

2.    Number of shares outstanding before the change:  1,221,397

3.    Number of shares outstanding after the change:  2,658,897

4.    Effective date of change:  December 20, 1996

5.    Method of change:  Public Offering

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction:  Public Offering of Additional Shares




12/23/96  /s/ Michael T. Bennett Vice President, General Counsel & Secretary
Date                    OFFICER'S SIGNATURE AND TITLE